June 18, 2013
Ms. Suzanne Hayes
Assistant Director, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:    Federal Home Loan Bank of Seattle
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2012
Filed May 24, 2013
File No. 000-51406
Dear Ms. Hayes:
This letter sets forth the response of the Federal Home Loan Bank of Seattle (the “Seattle Bank”) to the comment of the U.S. Securities and Exchange Commission staff (the “Staff”) relating to the Seattle Bank's Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2012 (the "Form 10-K"), contained in your letter dated June 10, 2013 (the “Comment Letter”).
Item 9A. Disclosure Controls and Procedures, page 174

1.
We note your statement in the second paragraph of this section that subsequent to the filing of your 2012 Form 10-K management concluded that the company's “internal control over financial reporting” was not effective as of December 31, 2012. Please also confirm, if true, that the company's disclosure controls and procedures were not effective as of December 31, 2012.

Response:
Seattle Bank management confirms that, as a result of the material weakness in the bank's internal control over financial reporting, the Seattle Bank's disclosure controls and procedures were not effective as of December 31, 2012.
In our quarterly report on Form 10-Q for the period ending June 30, 2013, we will clarify our disclosures related to management's conclusion regarding the ineffectiveness of the Seattle Bank's disclosure controls and procedures as of December 31, 2012, as well as disclosing our conclusions regarding the effectiveness of our disclosure controls and procedures and internal control over financial reporting for the period ending June 30, 2013. We will also provide an update on our progress in remediating the control deficiencies that, when considered in aggregate, constituted a material weakness in our internal control over financial reporting as of December 31, 2012.

We acknowledge that the Seattle Bank is responsible for the adequacy and accuracy of the disclosures in the filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the filing. In addition, we acknowledge that the Seattle Bank may not assert Staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any further comments or questions regarding this letter, please contact the undersigned at 206.340.2354, Daphne Kelley at 206.340.2421, or Kathleen Burns at 206.340.2460.
Very truly yours,
/s/ Christina J. Gehrke
Christina J. Gehrke
Chief Accounting and Administrative Officer

cc:	Seattle Bank Board of Directors
Perkins Coie LLP
PricewaterhouseCoopers LLP